

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

Via Facsimile (303) 893-1379 and U.S. Mail

S. Lee Terry, Jr., Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street
Suite 500
Denver, CO 80202

>   **RE: Advance Display Technologies, Inc.**
>   **Schedule 13E-3**
>   **Filed and amended on August 16, 2010**
>   **File No. 005-38096**

Dear Mr. Terry:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

1.   We note the nature of our comments below. Considering the revisions you make in response to our comments, please tell us what consideration you have given to recirculating your Transaction Statement.

Special Factors, page 8

2.   Describe in an appropriate location the status of your product development immediately prior to the Foreclosure. Disclose, for example, (i) whether you had been able to market your products, (ii) whether your product was sufficiently developed to be marketed or how close you were to reaching that stage.

Background of the Merger, page 8

3.   Disclose whether the company has shared any financial or other forecasts with DH3 (as the counterparty in the Foreclosure) or the Schedule 13E-3 filing persons. If so, tell us what consideration you have given to disclosing such forecasts in the current filing.

Purpose, page 9

4.   Disclose whether you expect to receive any royalties during the term of the royalties agreement and, if so, how much.

Reasons, page 9

5.   Refer to the fifth bullet point on page 11. Please revise your disclosure in an appropriate location to explain how security holders who would currently be cashed out can instead ensure that they continue holding shares in the surviving entity and how security holders who would currently continue holding shares in the surviving entity can instead ensure that they are cashed out. In this discussion, please disclose the date as of which the determination of who will be cashed out and who will receive shares in the surviving entity will be made.

Fairness of the Merger, page 15

6.   Revise your disclosure to address fairness to security holders who will continue holding shares in the surviving entity and to those who will be cashed out as a result of the merger.

7.   Disclose any plans, to the knowledge of the filing persons, that DH3 or any of its affiliates has to (i) monetize the assets it obtained in the Foreclosure or (ii) continue developing and marketing the company's product.

8.   Explain why you believe that a merger price of $0.02 per share is reasonable in light of the company's stock having traded at a high price of $0.15 during the past 12 months.

9.   It is unclear how the filing persons made a determination of procedural fairness given the disclosure in the bullet points on page 17. Please revise to explain the filing persons' determination of procedural fairness or state that the going private transaction is not procedurally fair.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions